September 23, 2024

Joel Glazer
Executive Co-Chairman
Manchester United plc
Sir Matt Busby Way
Old Trafford
Manchester M16 0RA
United Kingdom

        Re: Manchester United plc
            Registration Statement on Form F-3
            Filed September 13, 2024
            File No. 333-282120
Dear Joel Glazer:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Benjamin Cohen